Exhibit 99.1

Alarum Estimates Record Revenue and All Time High Operating Cashflow for the Fourth Quarter of 2023

Revenue crossed $7 million and operating cashflow increased to $2.8 million; Revenue for the entire year of 2023 estimated at approximately $26.5 million

Subsidiary NetNut’s revenues surged 150% in the fourth quarter of 2023 and 150% also for the entire year - amounted to more than $21 million

Tel Aviv, Israel, Jan. 09, 2024 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today provided preliminary key financial metrics guidance for the three months and twelve months ended on December 31, 2023.

Based on a preliminary, unaudited review, Alarum anticipates reporting strong performance for the fourth quarter of 2023 and the entire year of 2023, highlighting accelerated operating and business growth:

●	Revenue for the fourth quarter of 2023 is estimated at more than $7 million, representing the highest quarterly revenues achievement to-date and an increase of 35% compared to the same period in 2022.

●	In the fourth quarter of 2023, the Company generated approximately $2.8 million in cashflow from operating activities, compared to a negative cashflow of approximately $1.8 million for the same period in 2022.

●	Total expected revenue for 2023 is estimated at $26.5 million, an increase of approximately 41% compared to total revenue of $18.8 million in 2022.

●	Cash and cash equivalents balance as of December 31, 2023, amounted to approximately $10.8 million.

In 2023, the Company made a strategic shift towards focusing on growth and business activity of its wholly owned subsidiary, NetNut Ltd. (“NetNut”). As a result, the Company experienced a positive impact throughout its entire business aspects, which not only led to a net profit in the third quarter of 2023 but also resulted in record revenues in the fourth quarter and the entire year of 2023. NetNut’s revenue for the fourth quarter of 2023 are estimated at $6.8 million, representing an increase of 150% compared to the equivalent period in 2022, and its estimated 2023 annual revenue ramped up to a record of more than $21 million, also an increase of 150% compared to full year 2022.

“Alarum is pleased to start 2024 with a strong growth momentum, following the year 2023. We intend to continue supporting our future growth also by expanding our offering in the data collection market and launch new innovative products.” commented Shachar Daniel, Chief Executive Officer of Alarum.

“The amazing results we achieved in the fourth quarter of 2023 emphasize the positive impact advanced by the strategic business changes we implemented during 2023, which are fostering growth and success. Following our decision to focus on improved profitability and reduce investments in the consumer segment, we anticipated that most of our fourth-quarter revenues will be generated by NetNut. These revenues alone surpass the combined revenue of both NetNut and consumer segments from previous periods,” Daniel added. “During the fourth quarter, we also increased our cashflow from operating activities and continued our focus on being a profitable growth company.”

Alarum expects to release the fully reviewed financial statements for the fourth quarter and full year 2023 on or before March 31, 2024.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions. The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Alarum, please visit www.alarum.io

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses potential profitability, its preliminary unaudited results for the fourth quarter and the year ended December 31, 2023, the expected positive cashflow from operating activities and that the above mentioned preliminary unaudited results are highlighting continued operating and business growth. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cashflow from operating activities and cash and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and audit are not yet complete and, as a result, the Company’s final results upon completion of its closing process and audit may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io